Filed by Fiat Chrysler Automobiles N.V.
pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Fiat Chrysler Automobiles N.V.
(Commission File No.: 001-36675)

The following communication was distributed to employees of Fiat Chrysler Automobiles N.V. on December 18, 2019.

Dear Colleagues,

In the life of every major organization and its people, some events are immediately recognizable as defining moments in their history.

For FCA, the agreement we have just sealed with PSA Groupe is one of these.

We are already in the early, exciting stages of a reinvention of the automobile and the coming years will be crucial in reshaping our sector around 3 pillars: new energy vehicles, autonomous driving and connectivity. The technological revolution we are embracing requires a more innovative response than anything we have done before.

FCA and PSA are strong companies, expressions of exceptional levels of personal dedication combined with relentless teamwork throughout our businesses.

Standalone, we have done great things but together we will do something truly extraordinary.

Our shared purpose, in the next era of sustainable mobility, is to be at the forefront of breakthrough technologies, with innovative products and pioneering solutions. Together we will reach our goals faster and better, creating significant value and opportunities for all our stakeholders. Of course, this starts with all of you, building on your great achievements in recent years. From there it will extend to all our customers, to our partners, our shareholders and of course to wider society and the communities in which we work and to which we are making our positive contribution, every single day.

When two enterprises become one, as we have learned to our enormous benefit at FCA, the key is to create an environment that draws out the very best of the constituent cultures, ensuring that the wealth and diversity of ideas, experiences and perspectives provide the seeds for ever better solutions to the challenges ahead.

This requires exceptional leadership and we are fortunate to have the very best teams in the industry as we start this new journey together.

I am delighted that Carlos Tavares, who has done an outstanding job at PSA, will serve as the first CEO of the combined group. And Mike Manley, who has led FCA with huge energy, commitment and success over the past year, will be there alongside him.

Our two companies - both of which are proud examples of enduring and dedicated family entrepreneurship over the generations - have helped define our industry from its very origins more than a century ago. Now we are joining forces to write a new, even more ambitious chapter in the history of the automobile, committed to building a great company eager to play a decisive role in shaping this new era.

Of course there is still much to be done and over the coming months we must work tirelessly and determinedly to fulfil all the approval requirements needed to finalize the commitment we have signed. But today I’m very happy we can celebrate the starting point in the creation of a great company and I can’t think of any more auspicious way to end 2019 and launch into New Year 2020.

Thank you for all your great work this year and my sincerest wishes to you and your families for the festive season.

18 December 2019

John Elkann

FORWARD-LOOKING STATEMENTS
This communication contains forward-looking statements. These statements are based on FCA’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, uncertainties as to whether the proposed business combination will be consummated or as to the timing thereof as well as the realization of the anticipated synergies therefrom, and many other risks and uncertainties, most of which are outside of FCA’s control.
FCA and its affiliates, directors, advisors, employees and representatives, expressly disclaim any liability whatsoever for such forward-looking statements.
Forward-looking statements speak only as of the date they are made. FCA does not assume any obligation to update any public information or forward-looking statement in this communication to reflect new information, future events or circumstances or for any other reason after the date of this communication, except as may be required by applicable laws, and any opinion expressed in this communication is subject to change without notice. FCA shall not have any obligation to correct any inaccuracies therein or omissions therefrom which may become apparent.
This communication includes some information on specific transaction proposals that remain subject to discussions and certain approvals and other conditions.
IMPORTANT NOTICE
By reading the above, you further agree to be bound by the following limitations and qualifications:
This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a recommendation to any reader of this communication.
This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017, as amended from time to time and as implemented in each member State of the European Economic Area and under French and Dutch law and regulation.
An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission (“SEC”). Shareholders of Fiat Chrysler Automobiles N.V. (“FCA”) and Peugeot S.A. who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You may obtain copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov. In addition, the effective registration statement will be made available for free to shareholders in the United States.